Schedule I

Transactions of the Reporting Persons Effected
During the Past Sixty (60) Days

The below chart reflects purchases of ADSs effected by Nova during the past 60 days. All of the ADSs were purchased in open market transactions through a broker. Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in the Issuer's ordinary shares or ADSs during the past 60 days.

Trade Date	No. of ADSs Purchased	Average Price	Price Range
15-Jan-26	142,900	$3.76	$3.54 to $3.94
16-Jan-26	148,742	$3.79	$3.66 to $3.875
20-Jan-26	150,000	$3.99	$3.74 to $4.09
21-Jan-26	150,000	$3.83	$3.72 to $3.94
22-Jan-26	150,000	$3.95	$3.77 to $4.03
23-Jan-26	97,200	$3.98	$3.87 to $4.04
26-Jan-26	120,900	$3.98	$3.92 to $4.05
27-Jan-26	115,900	$4.02	$3.95 to $4.075
28-Jan-26	83,800	$3.88	$3.805 to $4.045
29-Jan-26	148,000	$3.81	$3.75 to $3.93